NO ACT

PE 11-9-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



07085581



RECD S.E.C.
DEC 1 9 2007
1086

December 19, 2007

Bruce H. Hallett
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, TX 75201

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/19/2007

Re: Whole Foods Market, Inc.
Incoming letter dated November 9, 2007

Dear Mr. Hallett:

This is in response to your letter dated November 9, 2007 concerning the shareholder proposal submitted to Whole Foods Market by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278



2001 Bryan Street
Suite 3900
Dallas, Texas 75201
(214) 953-0053
(214) 922-4142 Fax
www hallettperrin com

Hallett & Perrin, P.C.
Attorneys and Counselors

Direct Dial Number

(214) 922-4120
Direct fax (214) 922-4170
bhallett@hallettperrin com

November 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Whole Foods Market, Inc. – No-Action Letter Request Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Gentlemen:

On behalf of Whole Foods Market, Inc. (the "Company"), we are submitting the subject no-action letter request in connection with the Company's definitive proxy statement and proxy materials to be filed on or about January 28, 2008 ("Proxy Materials") for its annual meeting of shareholders to be held on March 10, 2008 (the "Annual Meeting").

On September 18, 2007, the Company received a written request from Mr. John Chevedden (the "Shareholder Proponent") to include his proposal (the "Shareholder Proposal") in the Company's Proxy Materials. The Shareholder Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in our Articles of Incorporation and Bylaws."

A copy of the Shareholder Proposal, entitled "Adopt Simple Majority Vote," is attached hereto as Attachment 1. The correspondence between the Company and the Shareholder Proponent regarding this proposal is attached hereto as Attachment 2.

Factual Background

- The Company is a Texas corporation and as such is governed by the Texas Business Corporation Act ("TBCA"). The TBCA generally provides that the vote of 2/3 of the outstanding shares of stock is required for certain actions including (i) amendment of the articles of incorporation (Art. 4.02A(3)), (ii) adoption of a plan of merger (Art. 5.03E), (iii) approval of the sale of substantially all of the assets of the corporation (Art. 5.10A(4)) or (iv) adoption of a plan of dissolution (Art. 6 03A(3)).

- Article 2.28D of the TBCA allows a Texas corporation to amend its articles of incorporation to provide for a lower threshold (but not less than a majority of the outstanding shares) than the 2/3 vote threshold that the TBCA would otherwise prescribe. This provision reads as follows:

> "D. Changes in the Vote Required for Certain Matters. With respect to any matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by this Act, the articles of incorporation may provide that the act of the shareholders on that matter shall be the affirmative vote of the holders of a specified portion, but not less than a majority, of the shares entitled to vote on that matter, rather than the affirmative vote otherwise required by this Act."

- In 2006, the Company adopted an amendment to its articles of incorporation which reduced the 2/3 voting requirement of the TBCA to a majority of the outstanding shares. The amendment reads in relevant part as follows:

> "If, with respect to any action taken by the shareholders of the corporation, any provision of the Texas Business Corporation Act would, but for this Article VI, require the vote or concurrence of the holders of shares having more than a majority of the votes entitled to be cast thereon, or of any class or series thereof, the vote or concurrence of the holders of shares having only a majority of the votes entitled to be cast thereon, or of any class or series thereof, shall be required with respect to any such action."

- The Company's bylaws have no provisions which are inconsistent with its articles of incorporation or otherwise suggest the applicability of a supermajority vote standard.

- A copy of the Company's Articles of Incorporation and Bylaws have been filed with the SEC as a part of the Company's 1934 Act filings and are also posted on the corporate governance section of the Company's website.

Proposal Has Been Substantially Implemented; Rule 14a-8(i)(10)

We believe that the Shareholder Proposal may be excluded from the Proxy Materials in reliance upon Rule 14a-8(i)(10) in that the proposal was completely implemented by the Company in 2006. With the adoption of the 2006 amendment to the Company's Articles of Incorporation, we are not aware of any additional actions that the Company could reasonably undertake to remove the supermajority provisions that are otherwise applicable in the TBCA. The Shareholder Proposal does not suggest any provision of the Company's Articles of Incorporation or Bylaws that needs to be changed at this time. Accordingly, the Shareholder Proposal has no impact other than to confuse the shareholders of the Company as to the specific actions that are being requested.

General

Pursuant to Rule 14a-8(j), we have submitted six copies of this no-action letter request and all attachments thereto, including the Shareholder Proposal. We have concurrently submitted one copy of this no-action letter request, together with all attachments thereto, to the Shareholder Proponent.

In accordance with Staff Legal Bulletin 14 et seq., we are providing the following contact information for the Shareholder Proponent and the Company:

Shareholder Proponent Address: 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278

Shareholder Proponent Fax: 310-371-7872

Company Address: 550 Bowie Street, Austin, Texas 78703 (Attention: Albert Percival)

Company Fax: 512-432-7676

Conclusion

Based upon the foregoing, we respectfully request that the Staff advise us that it would not take any action if the Company were to exclude the Shareholder Proposal from its Proxy Materials on the basis of Rule 14a-8(i)(10).

Very truly yours,



Bruce H. Hallett

Enclosures

cc: Albert Percival, Whole Foods Market, Inc.
John Chevedden (Shareholder Proponent)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. John Mackey
Chairman
Whole Foods Market Inc. (WFMI)
550 Bowie Street, Suite 300
Austin, TX 78703
Phone: 512 477-4455
Fax: 512 477-1301

Rule 14a-8 Proposal

Dear Mr. Mackey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of saving company expenses please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



John Chevedden

September 18, 2007

cc: Erica Goldbloom
Executive Asst. IR/Shareholder Services
Direct: 512-542-0204
Fax: 512-482-7204

[WFMI Rule 14a-8 Proposal, September 18, 2007]

3 – Adopt Simple Majority Vote

RESOLVED: Adopt Simple Majority Vote. Shareowners urge our Company to take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in our Articles of Incorporation and By-Laws, including but not limited to, any supermajority vote requirements regarding the vote required to amend our charter and vote required for merger or other transaction.

We as shareholders seem to be overwhelmingly in favor of Simple Majority Vote: In 2006 we approved a Simple Majority Vote provision – giving it an overwhelming 98% yes-vote. On the other hand our current rule still allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 67%-vote on at least one key governance issue, if our vote is an overwhelming 66%-yes and only 1%-no — only 1% could force their will on our 66%-majority.

John Chevedden, Redondo Beach, Calif., who sponsored a number of proposals on this topic, said the advantage for adopting this proposal should be considered in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported (and certain concerns are noted):

- The Corporate Library, http://www.thecorporatelibrary.com, an independent investment research firm downgraded the Whole Foods board to an overall D-rating, reflecting a HIGH level of governance risk following our Chief Executive Officer, John Mackey getting caught posting anonymous messages to Internet stock forums.
- An overwhelming 67% shareholder vote was still required to make at least one key change in our governing rules – entrenchment concern.
- Our company had not yet transitioned to a majority vote standard in director elections.
- No right to cumulative voting.

- Our following directors were designated "Accelerated Vesting" directors by The Corporate Library. This was due to a director's involvement with a board that accelerated the vesting of stock options just prior to implementation of FAS 123R policies in order to avoid recognizing the related expense:
  - Mr. Mackey
  - Mr. Dupree
  - Mr. Elstrott
  - Ms. Greene
  - Mr. Siegel
  - Mr. Hassan
  - Mr. Sorenson

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes to:

Adopt Simple Majority Vote
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Subject: Attachment no 2

From: Albert Percival (CE CEN)
Sent: Thursday, November 08, 2007 5:17 PM
To: 'olmsted'
Cc: Albert Percival (CE CEN)
Subject: Simple Majority Proposal

Mr. Chevedden,

ARTICLE VI (2ND Paragraph) of the Company's Articles of incorporation reads as follows (I have highlighted for ease of reading):

"If, with respect to any action taken by the shareholders of the corporation, any
provision of the Texas Business Corporation Act would, but for this Article VI, require
the vote or concurrence of the holders of shares having more than a majority of the votes
entitled to be cast thereon, or of any class or series thereof, the vote or concurrence of the
holders of shares having only a majority of the votes entitled to be cast thereon, or of any
class or series thereof, shall be required with respect to any such action."

Therefore, because we believe the terms of your related 2007 Shareholder proposal are already in effect,
we would ask that you withdraw the related proposal.

Thank you for your attention to this matter,
Albert Percival

Albert Percival
National Transactional Counsel
Whole Foods Market Central Office
550 Bowie Street
Austin, TX 78703
(512) 542-0676 Office
(512) 482-7676 Fax
albert.percival@wholefoods.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Whole Foods Market, Inc.
Incoming letter dated November 9, 2007

The proposal urges Whole Foods Market to take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in Whole Foods Market's Articles of Incorporation and By-Laws.

There appears to be some basis for your view that Whole Foods Market may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Whole Foods Market omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



William A. Hines
Special Counsel

END